FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April, 2003

Commission File Number 0-20588

Newmont Yandal Operations Limited

(f/k/a Normandy Yandal Operations Limited)

Translation of registrant's name into English

100 Hutt Street, Adelaide 5000, South Australia, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K contains information of Newmont Yandal Operations Limited (f/k/a Great Central Mines Limited), an Australian corporation, regarding Standard & Poor's and Moody's Investor Services' ratings decisions.

NEWMONT YANDAL OPERATIONS LIMITED

On April 1, 2003, Standard & Poor's lowered its long-term rating on Newmont Yandal Operations Limited (the "Company") from BB- to B- and affirmed its continued negative outlook on the Company. According to Standard & Poor's: "An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation." In addition, according to Standard & Poor's, a minus, or "-" shows relative standing within a ratings category and a negative outlook means that that the current rating may be lowered.

Standard & Poor's indicated that its action is based on concern over the Company's future liquidity position in June 2004 if hedge counter parties exercise their rights to break existing contracts. The Company's US$300,000,000 8 7/8% Senior Notes due April 2008 (the "Bonds") and hedge book obligations rank pari passu in liquidation and are nonrecourse to the Company's parent, Newmont Mining Corporation ("Newmont").

On March 28, 2003, Moody's Investor Services revised its review direction for the Company to a review for a possible downgrade. Moody's indicated that the change to review for possible downgrade reflected Moody's concern that the Bonds will remain an unsupported legal obligation of the Company, dependent upon its financial strength and cash flow generating ability. Additionally, Moody's indicated that it was concerned with the Company's limited proven reserve position relative to its debt maturities and hedge book position. Further factors of concern identified by Moody's included the degree of the Company's leverage, the negative mark to mark position of the hedge book and the early termination dates under various hedge contracts, giving counter parties the right to break.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWMONT YANDAL OPERATIONS LIMITED

ABN 30 007 066 766

(Registrant)

By: /s/ Kenneth G. Williams

Name: Kenneth G. Williams

Title: Director

Dated: April 4, 2003